Exhibit 99.1

Student Transportation of
America Holdings, Inc.

Equity Incentive Plan

AMENDED AND RESTATED ON NOVEMBER 2, 2012

Table of Contents

		Page #

Article 1. Effective Date, Objectives and Duration		1
1.1	Effective Date of the Plan	1
1.2	Objectives of the Plan	1
1.3	Duration of the Plan	1

Article 2. Definitions		1
2.1	“Affiliate”	1
2.2	“Award”	1
2.3	“Award Agreement”	2
2.4	“Board”	2
2.5	“Code”	2
2.6	“Committee”	2
2.7	“Common Stock”	2
2.8	“Company” or “STA Holdings”	2
2.9	“Covered Employee”	2
2.10	“Deferred Stock”	2
2.11	“Disability”	2
2.12	“Dividend Equivalent”	2
2.13	“Eligible Person”	2
2.14	“Effective Date”	3
2.15	“Exchange Act”	3
2.16	“Fair Market Value”	3
2.17	“Grant Date”	3
2.18	“Grantee”	3
2.19	“Incentive Stock Option”	3
2.20	“including” or “includes”	3
2.21	“Mature Shares”	3
2.22	“Other Stock-Based Award”	3
2.23	“Option”	3
2.24	“Option Price”	3
2.25	“Option Term”	3
2.26	“Performance-Based Exception”	4
2.27	“Performance Measures”	4
2.28	“Performance Period”	4
2.29	“Performance Share” and “Performance Unit”	4
2.30	“Period of Restriction”	4
2.31	“Person”	4
2.32	“Plan”	4
2.33	“Plan Trustee”	4
2.34	“Restricted Covenant Period”	4
2.35	“Restricted Shares”	4
2.36	“Rule 16b‑3”	4

2.37	“SEC”	4
2.38	“Section 16 Non-Employee Director”	4
2.39	“Section 16 Person”	4
2.40	“Share”	5
2.41	“Stock Appreciation Right” or “SAR”	5
2.42	“Termination of Affiliation”	5
2.43	“Wrongful Activities”	5

Article 3. Administration		5
3.1	Committee	5
3.2	Powers of Committee	6

Article 4. Shares Subject to the Plan, Maximum Awards, and 162(m) Compliance		8
4.1	Number of Shares Available for Grants	8
4.2	Adjustments in Authorized Shares and Awards	9
4.3	Compliance with Section 162(m) of the Code	9
4.4	Performance-Based Exception Under Section 162(m)	10

Article 5. Eligibility and General Conditions of Awards		12
5.1	Eligibility	12
5.2	Award Agreement	12
5.3	General Terms and Termination of Affiliation	12
5.4	Nontransferability of Awards	14
5.5	Share Repurchase Option	14
5.6	Restrictions on Transfer of Shares	15
5.7	Cancellation and Rescission of Awards	16
5.8	Stand-Alone, Tandem and Substitute Awards	17
5.9	Compliance with Rule 16b-3	18
5.10	Deferral of Award Payouts	18

Article 6. Stock Options		19
6.1	Grant of Options	19
6.2	Award Agreement	19
6.3	Option Price	19
6.4	Grant of Incentive Stock Options	19
6.5	Payment	21

Article 7. Stock Appreciation Rights		21
7.1	Issuance	21
7.2	Award Agreements	22
7.3	Grant Price	22
7.4	Exercise and Payment	22
7.5	Grant Limitations	22

Article 8. Restricted Shares		22
8.1	Grant of Restricted Shares	22
8.2	Award Agreement	22

ii

8.3	Consideration for Restricted Shares	22
8.4	Effect of Forfeiture	23
8.5	Escrow; Legends	23

Article 9. Performance Units and Performance Shares		23
9.1	Grant of Performance Units and Performance Shares	23
9.2	Value/Performance Goals	23
9.3	Earning of Performance Units and Performance Shares.	23

Article 10. Deferred Stock		24
10.1	Grant of Deferred Stock	24
10.2	Delivery and Limitations	24

Article 11. Dividend Equivalents		25

Article 12. Other Stock-Based Awards		25

Article 13. Amendment, Modification, and Termination		25
13.1	Amendment, Modification, and Termination	25
13.2	Awards Previously Granted	26

Article 14. Withholding		26
14.1	Required Withholding	26
14.2	Notification under Code Section 83(b)	27

Article 15. Additional Provisions		27
15.1	Successors	27
15.2	Gender and Number	27
15.3	Severability	27
15.4	Requirements of Law	27
15.5	Securities Law Compliance	28
15.6	Code Section 409A	28
15.7	No Rights as a Stockholder	28
15.8	Nature of Payments	29
15.9	Non-Exclusivity of Plan	29
15.10	Governing Law	29
15.11	Share Certificates	29
15.12	Unfunded Status of Awards; Creation of Trusts	29
15.13	Affiliation	30
15.14	Participation	30
15.15	Military Service	30
15.16	Construction	30
15.17	Headings	30
15.18	Obligations	30

iii

STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC.
EQUITY INCENTIVE PLAN

(AMENDED AND RESTATED ON NOVEMBER 2, 2012)

Article 1.
Effective Date, Objectives and Duration

1.1 Effective Date of the Plan.  Student Transportation of America Holdings, Inc., a Delaware corporation (“STA Holdings” or the “Company”), hereby establishes the Student Transportation of America Holdings, Inc. Equity Incentive Plan (the “Plan”) as set forth herein, effective July 1, 2005 (“Effective Date”), subject to approval by the shareholders of Student Transportation Inc. (the “Parent”), as amended and restated on November 2, 2012,.

1.2 Objectives of the Plan.  The Plan is intended (a) to align the interests of selected current and former employees and officers of and consultants to the Company and its Affiliates with those of the holders of income participating securities (“IPSs”) of the Parent and Student Transportation of America ULC, (b) to assist in attracting, retaining and motivating key personnel of the Company by making a significant portion of their incentive compensation directly dependent upon achieving key strategic, financial and operational objectives that are critical to the ongoing growth and profitability and that result in the Parent exceeding its per IPS distribution targets, (c) to optimize the profitability and growth of the Company and its Affiliates through incentives which are consistent with the Company’s goals, (d) to provide Grantees with an incentive for excellence in individual performance, and (e) to promote teamwork among employees, officers and consultants.

1.3 Duration of the Plan.  The Plan shall commence on the Effective Date and shall remain in effect, subject to the right of the Board of Directors of the Company (“Board”) to amend or terminate the Plan at any time pursuant to Article 13 hereof, until the earlier of June 30, 2015, or the date all Shares subject to the Plan shall have been purchased or acquired and the restrictions on all Restricted Stock granted under the Plan shall have lapsed, according to the Plan’s provisions.  The termination of the Plan shall not adversely affect any Awards outstanding on the date of termination.

Article 2.
Definitions

Whenever used in the Plan, the following terms shall have the meanings set forth below:

2.1 “Affiliate” means any Person that directly or indirectly, through one or more intermediaries, controls, or is controlled by or is under common control with the Company.

2.2 “Award” means Options (including non-qualified options and Incentive Stock Options), Stock Appreciation Rights, Restricted Shares, Performance Units (which may be paid in cash or Shares), Performance Shares, Deferred Stock, Dividend Equivalents, or Other Stock-Based Awards granted under the Plan.

2.3 “Award Agreement” means the written agreement by which an Award shall be evidenced and includes, where applicable, written terms and conditions provided within an employment agreement approved by the compensation Committee of the Board.

2.4 “Board” means the Board of Directors of the Company.

2.5 “Code” means the Internal Revenue Code of 1986 (and any successor Internal Revenue Code), as amended from time to time.  References to a particular section of the Code include references to regulations and rulings thereunder and to successor provisions.

2.6 “Committee” has the meaning set forth in Section 3.1(a).

2.7 “Common Stock” means Class B common stock of the Company.

2.8 “Company” or “STA Holdings” means Student Transportation of America Holdings, Inc., a Delaware corporation .

2.9 “Covered Employee” means a Grantee who, as of the last day of the fiscal year in which the value of an Award is recognizable as income for federal income tax purposes, is one of the group of “covered employees,” within the meaning of Code Section 162(m), with respect to the Company.

2.10 “Deferred Stock” means a right granted under Section 10.1 to receive Shares at the end of a specified deferral period.

2.11 “Disability” means, unless otherwise defined in an Award Agreement, or as otherwise determined under procedures established by the Committee for purposes of the Plan, a disability within the meaning of Section 22(e)(3) of the Code.

2.12 “Dividend Equivalent” means a right to receive payments equal to dividends or property, if and when paid or distributed, on Shares.

2.13 “Eligible Person” means any employee (including any officer) of, or non-employee consultant to, the Company or any Affiliate, or potential employee (including a potential officer) of, or non-employee consultant to, the Company or an Affiliate.  A former employee (or former officer) of the Company or any Affiliate shall also be treated as an Eligible Person if and to the extent such former employee (or former officer) is entitled to be granted any Award (or Awards) under the Plan pursuant to the terms of an employment agreement or similar contract between the former employee (or former officer) and the Company or an Affiliate that was entered into prior to such former employee’s (or former officer’s) Termination of Affiliation.  Solely for purposes of Section 5.8(b), the term Eligible Employee includes any current or former employee or non-employee director of, or consultant to, an Acquired Entity (as defined in Section 5.8(b)) who holds Acquired Entity Awards (as defined in Section 5.8(b)) immediately prior to the Acquisition Date (as defined in Section 5.8(b)).

2.14 “Effective Date” means July 1, 2005.

2.15 “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.  References to a particular section of the Exchange Act include references to successor provisions.

2.16 “Fair Market Value” means (a) with respect to any property other than Shares, the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee, and (b) with respect to Shares, unless otherwise determined in the good faith discretion of the Committee, as of any date, (i) the closing price on the date of determination reported in the table entitled “New York Stock Exchange Composite Transactions” contained in The Wall Street Journal (or an equivalent successor table) (or, if no sale of Shares was reported for such date, on the most recent trading day prior to such date on which a sale of Shares was reported); (ii) if the Shares are not listed on the New York Stock Exchange, the closing sales price of the Shares on such other national exchange on which the Shares are principally traded, or as reported by the National Market System, or similar organization, as reported in the appropriate table or listing contained in The Wall Street Journal, or if no such quotations are available, the average of the high bid and low asked quotations in the over-the-counter market as reported by the National Quotation Bureau Incorporated or similar organizations; or (iii) in the event that there shall be no public market for the Shares, the fair market value of the Shares as determined (which determination shall be conclusive) in good faith by the Committee.

2.17 “Grant Date” means the date on which an Award is granted or, in the case of a grant to an Eligible Person, such later date as specified in advance by the Committee.

2.18 “Grantee” means a person who has been granted an Award.

2.19 “Incentive Stock Option” means an Option that is intended to meet the requirements of Section 422 of the Code.

2.20 “including” or “includes” means “including, without limitation,” or “includes, without limitation,” respectively.

2.21 “Mature Shares” means Shares for which the holder thereof has good title, free and clear of all liens and encumbrances, and which such holder either (i) has held for at least six months or (ii) has purchased on the open market.

2.22 “Other Stock-Based Award” means a right, granted under Article 12 hereof, that relates to or is valued by reference to Shares or other Awards relating to Shares.

2.23 “Option” means an option granted under Article 6 of the Plan.

2.24 “Option Price” means the price at which a Share may be purchased by a Grantee pursuant to an Option.

2.25 “Option Term” means the period beginning on the Grant Date of an Option and ending on the date such Option expires, terminates or is cancelled.

2.26 “Performance-Based Exception” means the performance-based exception from the tax deductibility limitations of Code Section 162(m) contained in Code Section 162(m)(4)(C) (including the special provisions for options thereunder).

2.27 “Performance Measures” has the meaning set forth in Section 4.4.

2.28 “Performance Period” means the time period during which performance goals must be met.

2.29 “Performance Share” and “Performance Unit” have the respective meanings set forth in Article 9.

2.30 “Period of Restriction” means the period during which Restricted Shares are subject to forfeiture if the conditions specified in the Award Agreement are not satisfied.

2.31 “Person” means any individual, sole proprietorship, partnership, joint venture, limited liability company, trust, unincorporated organization, association, corporation, institution, public benefit corporation, entity or government instrumentality, division, agency, body or department.

2.32 “Plan” means the Student Transportation of America Holdings, Inc. Equity Incentive Plan as set forth herein.

2.33 “Plan Trustee” means the trustee appointed by the Committee from time to time to hold and distribute funds to Participants.

2.34 “Restricted Covenant Period” means the period of time during which the restrictive covenants referred to and defined in Section 2.43(c), with respect to any Award Agreement or other written agreement between the Grantee and the Company or a Affiliate (including any predecessor entity or equity owner of such entity), apply.

2.35 “Restricted Shares” means Shares that are both subject to forfeiture and are nontransferable if the Grantee does not satisfy the conditions specified in the Award Agreement applicable to such Shares.

2.36 “Rule 16b-3” means Rule 16b-3 promulgated by the SEC under the Exchange Act, as amended from time to time, together with any successor rule.

2.37 “SEC” means the United States Securities and Exchange Commission, or any successor thereto.

2.38 “Section 16 Non-Employee Director” means a member of the Board who satisfies the requirements to qualify as a “non-employee director” under Rule 16b-3.

2.39 “Section 16 Person” means a person who is subject to potential liability under Section 16(b) of the Exchange Act with respect to transactions involving equity securities of the Company.

2.40 “Share” means a share of Common Stock, and such other securities of the Company as may be substituted or resubstituted for Shares pursuant to Section 4.2 hereof.

2.41 “Stock Appreciation Right” or “SAR” means a right granted to an Eligible Person pursuant to Article 7 to receive, upon exercise by the Grantee, an amount equal to the number of Shares with respect to which the SAR is granted multiplied by the excess of (i) the Fair Market Value of one Share on the date of exercise or, if the Committee shall so determine in the case of any such right other than one related to any Incentive Stock Option, at any time during a specified period before the date of exercise, over (ii) the grant price of the right as specified by the Committee.

2.42 “Termination of Affiliation” occurs on the first day on which an individual is for any reason no longer providing services to the Company or an Affiliate in the capacity of an employee, officer or consultant or with respect to an individual who is an employee or officer of or a consultant to an Affiliate, the first day on which such entity ceases to be an Affiliate of the Company.

2.43 “Wrongful Activities” mean

(a) the commission by the Grantee of a criminal act punishable as a felony with respect to his employment with, or performance of services to, the Company or any Affiliate; or

(b) the unlawful taking or use by the Grantee of any asset or property of the Company or of any Affiliate; or

(c) the breach by the Grantee of the terms of an Award Agreement or of any other written agreement between the Grantee and the Company or a Affiliate (including any predecessor entity or equity owner of such entity) insofar as such terms prohibit or otherwise restrict the Grantee from (i) using or disclosing any confidential information of the Company or any Affiliate, (ii) competing with, or rendering services to any competitor of, the Company or any Affiliate or (iii) making or publishing any statement (oral or written) that is negative or derogatory in any way to the Company, any Affiliate or any of their respective executive officers.

Article 3.
Administration

3.1 Committee.

(a) Subject to Section 3.2, the Plan shall, subject always to the full review and approval by the Board, be administered by a committee (“Committee”), the members of which shall be appointed by the Board from time to time and may be removed by the Board from time to time.  To the extent the Board considers it desirable to comply with Rule 16b-3 or meet the Performance-Based Exception, the Committee shall consist of two or more directors of the Company, all of whom qualify as “outside directors” within the meaning of Code Section 162(m) and Section 16 Non-Employee Directors.  The number of members of the Committee shall from time to time be increased or decreased, and shall be subject to such conditions, in each case if and to the extent the Board deems it appropriate to permit transactions in Shares pursuant to the Plan to satisfy such conditions of Rule 16b-3 and the Performance-Based Exception as then in effect.

(b) The Committee may, subject always to the approval by the Board,  delegate to the Chief Executive Officer of the Company any or all of the authority of the Committee with respect to Awards to Grantees, other than Grantees who are executive officers, or are (or are expected to be) Covered Employees and/or are Section 16 Persons at the time any such delegated authority is exercised.

3.2 Powers of Committee.  Subject to and consistent with the provisions of the Plan, and subject always to the full review and approval by the Board, the Committee has authority and discretion as follows:

(a) to determine when, to whom and in what types and amounts Awards should be granted;

(b) to grant Awards to Eligible Persons in any number, and to determine the terms and conditions applicable to each Award (including the number of Shares or the amount of cash or other property to which an Award will relate, any exercise price, grant price or purchase price, any limitation or restriction, any schedule for or performance conditions relating to the earning of the Award or the lapse of limitations, forfeiture restrictions, restrictions on exercisability or transferability, any performance goals including those relating to the Company and/or an Affiliate and/or any division thereof and/or an individual, and/or vesting based on the passage of time, based in each case on such considerations as the Committee shall determine);

(c) to determine the benefit payable under any Performance Unit, Performance Share, Dividend Equivalent, or Other Stock-Based Award and to determine whether any performance or vesting conditions have been satisfied;

(d) to determine whether or not specific Awards shall be granted in connection with other specific Awards, and if so, whether they shall be exercisable cumulatively with, or alternatively to, such other specific Awards and all other matters to be determined in connection with an Award;

(e) to determine the Option Term and the SAR term;

(f) to determine the amount, if any, that a Grantee shall pay for Restricted Shares, whether to permit or require the payment of cash dividends thereon to be deferred and the terms related thereto, when Restricted Shares (including Restricted Shares acquired upon the exercise of an Option) shall be forfeited and whether such shares shall be held in escrow;

(g) to determine whether, to what extent and under what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, other Awards or other property, or an Award may be accelerated, vested, canceled, forfeited or surrendered or any terms of the Award may be waived, and to accelerate the exercisability of, and to accelerate or waive any or all of the terms and conditions applicable to, any Award or any group of Awards for any reason and at any time or to extend the period subsequent to the Termination of Affiliation within which an Award may be exercised;

(h) to determine with respect to Awards granted to Eligible Persons whether, to what extent and under what circumstances cash, Shares, other Awards, other property and other amounts payable with respect to an Award will be deferred, either at the election of the Grantee or if and to the extent specified in the Award Agreement automatically or at the election of the Committee (whether to limit loss of deductions pursuant to Code Section 162(m) or otherwise);

(i) to offer to exchange or buy out any previously granted Award for a payment in cash, Shares or other Award;

(j) to construe and interpret the Plan and to make all determinations, including factual determinations, necessary or advisable for the administration of the Plan;

(k) to make, amend, suspend, waive and rescind rules and regulations relating to the Plan;

(l) to appoint such agents as the Committee may deem necessary or advisable to administer the Plan;

(m) to determine the terms and conditions of all Award Agreements applicable to Eligible Persons (which need not be identical) and, with the consent of the Grantee, to amend any such Award Agreement at any time, among other things, to change the Option Price or grant price for an SAR or to permit transfers of such Awards to the extent permitted by the Plan; provided that the consent of the Grantee shall not be required for any amendment (i) which does not adversely affect the rights of the Grantee, or (ii) which is necessary or advisable (as determined by the Committee) to carry out the purpose of the Award as a result of any new applicable law or change in an existing applicable law, or (iii) to the extent the Award Agreement specifically permits amendment without consent;

(n) to cancel, with the consent of the Grantee, outstanding Awards and to grant new Awards in substitution therefor;

(o) to impose such additional terms and conditions upon the grant, exercise or retention of Awards as the Committee may, before or concurrently with the grant thereof, deem appropriate, including limiting the percentage of Awards which may from time to time be exercised by a Grantee;

(p) to make adjustments in the terms and conditions of, and the criteria in, Awards in recognition of unusual or nonrecurring events (including events described in Section 4.2) affecting the Company or an Affiliate or the financial statements of the Company or an Affiliate, or in response to changes in applicable laws, regulations or accounting principles; provided, however, that in no event shall such adjustment increase the value of an Award for a person expected to be a Covered Employee for whom the Committee desires to have the Performance-Based Exception apply;

(q) to correct any defect or supply any omission or reconcile any inconsistency, and to construe and interpret the Plan, the rules and regulations, and Award Agreement or any other instrument entered into or relating to an Award under the Plan; and

(r) to take any other action with respect to any matters relating to the Plan for which it is responsible and to make all other decisions and determinations as may be required under the terms of the Plan or as the Committee may deem necessary or advisable for the administration of the Plan.

Any action of the Committee with respect to the Plan shall, subject always to the full review and approval by the Board, be binding on all persons, including the Company, its Affiliates, any Grantee, any person claiming any rights under the Plan from or through any Grantee, and stockholders, except to the extent the Committee may subsequently modify, or take further action not consistent with, its prior action.  If not specified in the Plan, the time at which the Committee must or may make any determination shall be determined by the Committee, and any such determination may thereafter be modified by the Committee, subject always to the full review and approval by the Board.  The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee.  The Committee may, subject always to the approval by the Board, delegate to officers or managers of the Company or any Affiliate the authority, subject to such terms as the Committee shall determine, to perform specified functions under the Plan (subject to Sections 4.3 and 5.9(c)).

Article 4.
Shares Subject to the Plan, Maximum Awards, and 162(m) Compliance

4.1 Number of Shares Available for Grants.  There are 717,747 Shares authorized for issuance and not currently subject to outstanding grants; provided, however, that any Shares under an Award may again become available for issuance following forfeiture or termination as described in the subsequent paragraph, that adjustments may be made as provided in Section 4.2 and that Awards may be made pursuant to Section 5.6(b).

If any Shares subject to an Award granted hereunder are forfeited or such Award otherwise terminates without the delivery of such Shares, the Shares subject to such Award, to the extent of any such forfeiture or termination, shall again be available for grant under the Plan.  If any Shares subject to an Award granted hereunder are withheld or applied as payment in connection with the exercise of an Award or the withholding or payment of taxes related thereto (“Returned Shares”), such Returned Shares, shall again be available for grant under the Plan.

The Committee shall from time to time determine the appropriate methodology for calculating the number of Shares to which an Award relates pursuant to the Plan.

Shares delivered pursuant to the Plan may be, in whole or in part, authorized and unissued Shares, or treasury Shares, including Shares repurchased by the Company for purposes of the Plan.

4.2 Adjustments in Authorized Shares and Awards.  In the event that the Committee determines that any dividend or other distribution (whether in the form of cash, Shares, or other property), recapitalization, forward or reverse stock split, subdivision, consolidation or reduction of capital, reorganization, merger, consolidation, scheme of arrangement, split-up, spin-off or combination involving the Company or repurchase or exchange of Shares or other securities of the Company or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares such that any adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (a) the number and type of Shares (or other securities or property) with respect to which Awards may be granted, (b) the number and type of Shares (or other securities or property) subject to outstanding Awards, (c) the grant or exercise price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award, (d) the number and kind of Shares of outstanding Restricted Shares or relating to any other outstanding Award in connection with which Shares are subject, and (e) the number of Shares with respect to which Awards may be granted to a Grantee, as set forth in Section 4.3; provided, in each case, that with respect to Awards of Incentive Stock Options intended to continue to qualify as Incentive Stock Options after such adjustment, no such adjustment shall be authorized to the extent that such adjustment would cause the Incentive Stock Option to violate Section 424(a) of the Code; and provided further that the number of Shares subject to any Award denominated in Shares shall always be a whole number.

4.3 Compliance with Section 162(m) of the Code.

(a) Section 162(m) Compliance.  To the extent the Committee determines that compliance with the Performance-Based Exception is desirable with respect to an Award, this section 4.3(a) shall apply.  Each Award that is intended to meet the Performance-Based Exception and is granted to a person the Committee believes likely to be a Covered Employee shall comply with the requirements of the Performance-Based Exception; provided, however, that to the extent Code Section 162(m) requires periodic shareholder approval of performance measures, such approval shall not be required for the continuation of the Plan or as a condition to grant any Award hereunder after such approval is required.  In addition, in the event that changes are made to Code Section 162(m) to permit flexibility with respect to the Award or Awards available under the Plan, the Committee may, subject to this Section 4.3, make any adjustments to such Awards as it deems appropriate.

(b) Annual Individual Limitations.  No Grantee may be granted Awards for Options, SARs, Restricted Shares or Performance Shares (or any other Award which is determined by reference to the value of Shares or appreciation in the value of Shares) in any calendar year with respect to more than 500,000 Shares, no more than 360,000 of which may be in Restricted Shares or Performance Shares; provided, however, that these Awards are subject to adjustment as provided in Section 4.2 and except as otherwise provided in Section 5.6(b).  The maximum value of Awards other than Options, SARs, Restricted Shares or Performance Shares (or any other Award which is determined by reference to the value of Shares or appreciation in the value of Shares) that may be granted in any calendar year to any Grantee who is expected to be a Covered Employee (regardless of when such Award is settled) shall not exceed 200% of salary as of the beginning of such calendar year or 600% of salary as of the beginning of the Performance Period commencing within such calendar year with respect to Awards with a Performance Period of more than one year.  For purposes of the preceding sentence, no more than $2,000,000 of salary may be taken into account.

4.4 Performance-Based Exception Under Section 162(m).  Unless and until the Committee proposes for stockholder vote and stockholders approve a change in the general performance measures set forth in this Section 4.4, for Awards (other than Options) designed to qualify for the Performance-Based Exception, the objective Performance Measure(s) shall be chosen from among the following:

(a) Earnings (either in the aggregate or on a per-share basis);

(b) Net income or loss (either in the aggregate or on a per-share basis);

(c) Operating income or loss;

(d) Operating profit;

(e) Annual cash flow provided by operations;

(f) Free cash flow (defined as Operating Cash Flow less interest expense and capital spending), either in the aggregate on a per-share basis;

(g) Costs;

(h) Gross revenues;

(i) Reductions in expense levels in each case, where applicable, determined either on a Company-wide basis or in respect of any one or more business units;

(j) Operating and maintenance cost management and employee productivity;

(k) Stockholder returns (including return on assets, investments, equity, or gross sales);

(l) Return measures (including return on assets, equity, or sales);

(m) Share price (including growth measures and total stockholder return or attainment by the Shares of a specified value for a specified period of time);

(n) Net economic value;

(o) Economic value added;

(p) Aggregate product unit and pricing targets;

(q) Strategic business criteria, consisting of one or more objectives based on meeting specified revenue, market share, market penetration, geographic business expansion goals, objectively identified project milestones, production volume levels, cost targets, and goals relating to acquisitions or divestitures;

(r) Achievement of business or operational goals such as market share and/or business development;

(s) Results of customer satisfaction surveys;

(t) Safety record;

(u) Network and service reliability; and/or

(v) Debt ratings, debt leverage and debt service;

provided that applicable performance measures may be applied on a pre- or post-tax basis; and provided further that the Committee may, on the Grant Date of an Award intended to comply with the Performance-Based Exception, and in the case of other grants, at any time, provide that the formula for such Award may include or exclude items to measure specific objectives, such as losses from discontinued operations, extraordinary gains or losses, the cumulative effect of accounting changes, acquisitions or divestitures, foreign exchange impacts and any unusual, nonrecurring gain or loss.  For Awards intended to comply with the Performance-Based Exception, the Committee shall set the Performance Measures within the time period prescribed by Section 162(m) of the Code.  The levels of performance required with respect to Performance Measures may be expressed in absolute or relative levels and may be based upon a set increase, set positive result, maintenance of the status quo, set decrease or set negative result. Performance Measures may differ for Awards to different Grantees.  The Committee shall specify the weighting (which may be the same or different for multiple objectives) to be given to each performance objective for purposes of determining the final amount payable with respect to any such Award.  Any one or more of the Performance Measures may apply to the Grantee, a department, unit, division or function within the Company or any one or more Affiliates; and may apply either alone or relative to the performance of other businesses or individuals (including industry or general market indices).

The Committee shall have the discretion to adjust the determinations of the degree of attainment of the pre-established performance goals; provided, however, that Awards which are designed to qualify for the Performance-Based Exception may not (unless the Committee determines to amend the Award so that it no longer qualified for the Performance-Based Exception) be adjusted upward (the Committee shall retain the discretion to adjust such Awards downward).  The Committee may not, unless the Committee determines to amend the Award so that it no longer qualifies for the Performance-Based Exception, delegate any responsibility with respect to Awards intended to qualify for the Performance-Based Exception.  All determinations by the Committee as to the achievement of the Performance Measure(s) shall be in writing prior to payment of the Award.

In the event that applicable laws change to permit Committee discretion to alter the governing performance measures without obtaining stockholder approval of such changes, and still qualify for the Performance-Based Exception, the Committee shall have sole discretion to make such changes without obtaining stockholder approval.

Article 5.
Eligibility and General Conditions of Awards

5.1 Eligibility.  The Committee may in its discretion grant Awards to any Eligible Person, whether or not he or she has previously received an Award.

5.2 Award Agreement.  To the extent not set forth in the Plan, the terms and conditions of each Award shall be set forth in an Award Agreement, including, where applicable terms and conditions set forth in an employment agreement approved by the compensation Committee of the Board.

5.3 General Terms and Termination of Affiliation.  Except as provided in an Award Agreement or as otherwise provided below in this Section 5.3, all Options or SARs that have not been exercised, or any other Awards that remain subject to a risk of forfeiture or which are not otherwise vested, or which have outstanding Performance Periods, at the time of a Termination of Affiliation shall be forfeited to the Company.

(a) Options and SARs.  Except as otherwise provided in an Award Agreement:

(i) If Termination of Affiliation occurs for a reason other than retirement at or after age 65, death, Disability or cause, Options and SARs which were vested and exercisable immediately before such Termination of Affiliation shall remain exercisable for a period of ninety (90) days following such Termination of Affiliation (but not for more than ten (10) years from the grant date of the Award or expiration of the Option Term, if earlier) and shall then terminate.

(ii) If Termination of Affiliation occurs by reason of retirement at or after age 65, death or Disability, Options and SARs will become immediately vested and exercisable upon such Termination of Affiliation and shall remain exercisable for a period of one (1) year following such Termination of Affiliation (but not for more than ten (10) years from the grant date of the Award or expiration of the Option Term, if earlier) and shall then terminate.

(b) Restricted Shares.  Except as otherwise provided in an Award Agreement:

(i) If Termination of Affiliation occurs by reason of death or Disability, Restricted Shares will become immediately vested.

(ii) If Termination of Affiliation occurs for any reason other than death or Disability, all Restricted Shares that are unvested or still subject to restrictions shall be forfeited by the Grantee and reacquired by the Company, and the Grantee shall sign any document and take any other action required to assign such Shares back to the Company.

(c) Deferred Stock.  Except as otherwise provided in an Award Agreement:

(i) If Termination of Affiliation occurs by reason of death or Disability, Shares subject to a Deferred Stock Award will become immediately vested and thereupon become non-forfeitable and the Company shall, unless otherwise provided in an Award Agreement, promptly settle all Deferred Stock by delivery to the Grantee (or, after his or her death, to his or her estate or personal representative) of a number of unrestricted Shares equal to the aggregate number Shares underlying the Grantee’s Deferred Stock.

(ii) If Termination of Affiliation occurs by reason other than death or Disability, the Grantee’s Deferred Stock, to the extent not vested immediately before such Termination of Affiliation, will be cancelled and forfeited to the Company; provided, however, to the extent the Grantee’s Deferred Stock is vested, the Company shall, unless otherwise provided in an Award Agreement, promptly settle all Deferred Stock by delivery to the Grantee of a number of unrestricted Shares equal to the aggregate number of vested Shares underlying the Grantee’s Deferred Stock.

(d) Performance Shares and Performance Units.  Except as otherwise provided in an Award Agreement:

(i) If Termination of Affiliation occurs during a Performance Period for a reason other than retirement at or after age 65, Disability or death, all Performance Shares and Performance Units shall be forfeited upon such Termination of Affiliation.

(ii) If Termination of Affiliation occurs during a Performance Period by reason of retirement at or after age 65, Disability or death, the Grantee shall be entitled to payment at or after conclusion of the Performance Period in accordance with the terms of the Award of that portion of the Performance Award equal to the amount that would be payable if the Grantee continued in employment for the remainder of the Performance Period multiplied by a fraction, the numerator of which is the number of days in the Performance Period preceding such Termination of Affiliation and the denominator of which is the total number of days in the Performance Period.

(e) Dividend Equivalents.  If Dividend Equivalents have been credited with respect to any Award and such Award (in whole or in part) is forfeited, all Dividend Equivalents issued in connection with such forfeited Award (or portion of an Award) shall also be forfeited to the Company.

(f) Waiver by Committee.  Notwithstanding the foregoing provisions of this Section 5.3, the Committee may in its sole discretion as to all or part of any Award as to any Grantee, at the time the Award is granted or thereafter, determine that Awards shall become exercisable or vested upon a Termination of Affiliation, determine that Awards shall continue to become exercisable or vested in full or in installments after Termination of Affiliation, extend the period for exercise of Options or SARs following Termination of Affiliation (but not beyond ten (10) years from the date of grant of the Option or SAR), or provide that any Restricted Share Award, Deferred Stock Award or Performance Award shall in whole or in part not be forfeited upon such Termination of Affiliation; provided, however that none of such determinations by the Committee shall be in contravention of the terms of an Award Agreement or an employment agreement between the Company and an Eligible Person.

5.4 Nontransferability of Awards.

(a) Each Award and each right under any Award shall be exercisable only by the Grantee during the Grantee’s lifetime, or, if permissible under applicable law, by the Grantee’s guardian or legal representative or by a transferee receiving such Award pursuant to a qualified domestic relations order (a “QDRO”) as defined in the Code or Title I of the Employee Retirement Income Security Act of 1974 as amended, or the rules thereunder or following the death of Grantee, to such beneficiary as the Grantee may designate on a form acceptable to the Committee.

(b) No Award (prior to the time, if applicable, Shares are delivered in respect of such Award), and no right under any Award, may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Grantee otherwise than by will or by the laws of descent and distribution (or in the case of Restricted Shares, to the Company) or pursuant to a QDRO, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Affiliate; provided that the designation of a beneficiary to receive benefits in the event of the Grantee’s death shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(c) Notwithstanding subsections (a) and (b) above, to the extent provided in the Award Agreement, Deferred Stock and Awards other than Incentive Stock Options, may be transferred, without consideration, to a Permitted Transferee.  For this purpose, a “Permitted Transferee” in respect of any Grantee means any member of the Immediate Family of such Grantee, any trust of which all of the primary beneficiaries are such Grantee or members of his or her Immediate Family, or any partnership (including limited liability companies and similar entities) of which all of the partners or members are such Grantee or members of his or her Immediate Family; and the “Immediate Family” of a Grantee means the Grantee’s spouse, children, stepchildren, grandchildren, parents, stepparents, siblings, grandparents, nieces and nephews or the spouse of any of the foregoing individuals.  Such Award may be exercised by such transferee in accordance with the terms of such Award.  If so determined by the Committee, a Grantee may, in the manner established by the Committee, designate a beneficiary or beneficiaries to exercise the rights of the Grantee, and to receive any distribution with respect to any Award upon the death of the Grantee.  A transferee, beneficiary, guardian, legal representative or other person claiming any rights under the Plan from or through any Grantee shall be subject to and consistent with the provisions of the Plan and any applicable Award Agreement, except to the extent the Plan and Award Agreement otherwise provide with respect to such persons, and to any additional restrictions or limitations deemed necessary or appropriate by the Committee.

(d) Nothing herein shall be construed as requiring the Committee to honor a QDRO except to the extent required under applicable law.

5.5 Share Repurchase Option.  In the event a Grantee has a Termination of Affiliation, any Shares held by the Grantee (whether held by the Grantee or one of Grantee’s transferees) will be subject to repurchase by the Company or any Affiliate pursuant to the terms and conditions set forth in this Section 5.5, or as otherwise set forth in an Award Agreement.

(a) The purchase price for each Share will be its Fair Market Value on the purchase date.

(b) The Company or its Affiliate or designee may elect to purchase all or any portion of the Shares by delivering written notice (the “Repurchase Notice”) to the holder or holders of the Shares within 180 days of the Termination of Affiliation.  The Repurchase Notice will set forth the number of Shares to be acquired from each holder, the aggregate consideration to be paid for such Shares and the time and place for the closing of the transaction.  The number of Shares to be purchased by the Company or its Affiliate or designee will first be satisfied to the extent possible from the Shares held by the Grantee at the time of delivery of the Repurchase Notice.

(c) The closing of the purchase of Shares under this Section 5.5 shall take place on the date designated by the Company or its Affiliate or designee in the Repurchase Notice or any supplemental Repurchase Notice, which date shall not be more than one month nor less than five days after the delivery of the later of either such notice.  The Company or its Affiliate or designee will pay for the Shares purchased first by offsetting amounts outstanding under any bona fide debts owed by the Grantee (or one or more of Grantee’s transferees) to the Company or any Affiliate; upon full repayment of such bona fide debts, the Company or its Affiliate or designee will make payment by check or wire transfer of funds in the aggregate amount of the remaining purchase price for such Shares.  The Company or its Affiliate or designee will be entitled to receive customary representations and warranties from the seller or sellers regarding such sale and to require all sellers’ signatures be guaranteed.

(d) Notwithstanding anything herein to the contrary, all Share repurchases under this Section 5.5 by the Company or its Affiliate or designee shall be subject to applicable restrictions contained in the Delaware General Corporation Law and in the Company’s or its Affiliates’ credit agreements and shareholder agreements.  If any such restrictions prohibit the repurchase of Shares here under that the Company or its Affiliate or designee is otherwise entitled or required to make, the Company or its Affiliate or designee shall make such repurchases as soon as it is permitted to do so under such restrictions; provided, however that if, and to the extent, the Company or its Affiliate or designee has not completed such repurchase within two years after the Grantee’s Termination of Affiliation, the Company’s or its Affiliate’s or designee’s right to repurchase Shares under this Section 5.5 shall expire.

5.6 Restrictions on Transfer of Shares.  Except as otherwise provided in an Award Agreement, the provisions of this Section 5.6 apply to all Shares held by any Grantee.

(a) Retention of Shares.  A Grantee shall not sell, transfer, assign, pledge or otherwise dispose of (“Transfer”) any Shares, except for Exempt Transfers (as defined in Section 5.6(b) below) other than sales to the public pursuant to Rule 144 promulgated under the Federal Securities Act of 1933 (the “Securities Act”) or any similar rule then in force.

(b) Transfer of Shares.  Subject to Section 5.6(a) above, a Grantee shall not Transfer any Shares, except pursuant to (i) the provisions of Section 5.5 or as otherwise provided in an Award Agreement (an “Exempt Transfer”) or (ii) the provisions of this Section 5.6; provided that in no event shall any Transfer pursuant to this Section 5.6 (other than Section 5.6(d)) be made for any consideration other than cash payable upon consummation of such Transfer.  Prior to making any Transfer other than an Exempt Transfer, the Grantee shall provide written notice (“Sale Notice”) to the Company.  The Sale Notice will disclose in reasonable detail the identity of the prospective transferee(s), the number of Shares to be Transferred and the terms and conditions of the proposed Transfer.  A Grantee shall not consummate any Transfer until 90 days after the Sale Notice has been given to the Company, unless the Company has waived its rights pursuant to Section 5.6(c) prior thereto (the date of the first to occur of such events is referred to herein as to “Authorization Date”).

(c) First Refusal Rights.  The Company or its Affiliate or designee may elect to purchase all (but not less than all) of the Shares to be Transferred upon the same terms and conditions as those set forth in the Sale Notice by delivering a written notice of such election to the Grantee within 90 days after the Sale Notice has been given to the Company.  If neither the Company, its Affiliate or designee elect to purchase all of the Shares specified in the Sale Notice, the Grantee may Transfer the Shares specified in the Sale Notice at a price and on such terms no more favorable to the transferee(s) thereof than specified in the Sale Notice during the 60-day period immediately following the Authorization Date.  Any Shares not Transferred within such 60-day period will be subject to the provisions of this Section 5.6(c) upon subsequent Transfer.  The Company or its Affiliate or designee may pay the purchase price for Shares by offsetting amounts outstanding under bona fide debts owed by the Grantee (or one or more of the Grantee’s transferees) to the Company or its Affiliates.

(d) Certain Permitted Transfers.  The restrictions contained within this Section 5.6 will not apply with respect to (i) Transfers of Shares pursuant to applicable laws of descent and distribution or (ii) Transfer of Shares to a Permitted Transferee (as such term is defined in Section 5.4(c)); provided that such restrictions will continue to be applicable to Shares after any such Transfer, and provided further, that no such Transfer will be permitted unless the transferees of such Shares have agreed to be bound in writing by this provision.  Except as otherwise provided herein, each such holder of Shares will succeed to all rights and obligations attributable to the Grantee as a holder of Shares hereunder.  For this purpose, Shares will also include shares issued by way of share split or other recapitalization.

(e) Opinion of Counsel.  No Grantee shall Transfer any Shares (expect pursuant to an effective registration statement under the Securities Act) without first delivering to the Company an opinion of counsel (reasonably acceptable in form and substance to the Company) that neither registration nor qualification under the Securities Act and applicable state securities laws is required in connection with such Transfer.

(f) Termination of Restrictions.  The restrictions on the Transfer of Shares set forth in this Section 5.6 continue with respect to each Share until the date on which such Share has been Transferred in a transaction permitted by this Section 5.6 (except in a Transfer permitted by Section 5.6(d)).

5.7 Cancellation and Rescission of Awards.  Unless the Award Agreement specifies otherwise, the Committee may cancel, rescind, suspend, withhold, or otherwise limit or restrict any unexercised Award at any time if the Grantee is not in compliance with all applicable provisions of the Award Agreement and the Plan or if the Grantee has a Termination of Affiliation.

(a) If and to the extent provided in the Award Agreement, in the event that a Grantee has a Termination of Affiliation that is initiated by the Company or an Affiliate because the Grantee has engaged in any Wrongful Activities or if at any time the Committee determines that the Grantee has engaged in any Wrongful Activity whether before or after his Termination of Affiliation, then, in either of such events, any and all outstanding Awards to such Grantee hereunder shall automatically terminate and be cancelled upon such Termination of Affiliation or determination by the Committee, as the case may be, regardless of the extent to which such Awards are or were otherwise vested, accrued or exercisable.

(b) If and to the extent provided in an Award Agreement, upon the exercise or settlement an Award at any time whether before or after the Grantee’s Termination of Affiliation, the Grantee shall certify on a form acceptable to the Committee that the Grantee has not engaged in any Wrongful Activities.  In addition, to the extent provided in the Award Agreement, the exercise or settlement of any Award shall be cancelled and rescinded if the Committee determines that the Grantee has engaged in any Wrongful Activities at any time prior to the exercise or settlement of such Award or at any time during the period, not to exceed one (1) year, following the exercise or settlement of such Award.  In the event the exercise or settlement of an Award is cancelled or rescinded pursuant to this subsection (b), the Grantee shall be required to return to the Company any cash, Shares or other property he received upon exercise or settlement of such Award (or, if the Grantee has sold such Shares or other property, any gain he realized upon the sale of such Shares or other property) and upon return of any such Shares or other property to the Company, the Company shall return to the Grantee the lesser of (i) the amount that the Grantee had paid to the Company for such Shares or other property or (ii) the Fair Market Value of such Shares or other property determined as of the date such Shares or property are returned to the Company.

5.8 Stand-Alone, Tandem and Substitute Awards.

(a) Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution for, any other Award granted under the Plan or any award or benefit granted by the Company or any Affiliate under any other plan, program, arrangement, contract or agreement (a “Non-Plan Award”); provided that if the stand-alone, tandem or substitute Award is intended to qualify for the Performance-Based Exception, it must separately satisfy the requirements of the Performance-Based Exception.  If an Award is granted in substitution for another Award or any Non-Plan Award, the Committee shall require the surrender of such other Award or Non-Plan Award in consideration for the grant of the new Award.  Awards granted in addition to or in tandem with other Awards or Non-Plan Awards may be granted either at the same time as or at a different time from the grant of such other Awards or Non-Plan Awards.

(b) The Committee may, in its discretion and on such terms and conditions as the Committee considers appropriate in the circumstances, grant Awards under the Plan (“Substitute Awards”) in substitution for stock and stock-based awards (“Acquired Entity Awards”) held by current and former employees or non-employee directors of, or consultants to, another corporation or entity who become Eligible Persons as the result of a merger or consolidation of the employing corporation or other entity (the “Acquired Entity”) with the Company or an Affiliate or the acquisition by the Company or an Affiliate of property or stock of the Acquired Entity immediately prior to such merger, consolidation or acquisition (“Acquisition Date”) in order to preserve for the Grantee the economic value of all or a portion of such Acquired Entity Award at such price as the Committee determines necessary to achieve preservation of economic value.  The limitations of Sections 4.1 and 4.3 on the number of Shares reserved or available for grants, and the limitations under Sections 6.3 and 7.3 with respect to Option Prices and grant prices for SARs, shall not apply to Substitute Awards granted under this subsection (b).

5.9 Compliance with Rule 16b-3.  The following rules should only apply if the Company is required to register under the Securities Exchange Act of 1934:

(a) Six-Month Holding Period Advice.  Unless a Grantee could otherwise dispose of or exercise a derivative security or dispose of Shares delivered under the Plan without incurring liability under Section 16(b) of the Exchange Act, the Committee may advise or require a Grantee to comply with the following in order to avoid incurring liability under Section 16(b):  (i) at least six months must elapse from the date of acquisition of a derivative security under the Plan to the date of disposition of the derivative security (other than upon exercise or conversion) or its underlying equity security, and (ii) Shares granted or awarded under the Plan other than upon exercise or conversion of a derivative security must be held for at least six months from the date of grant of an Award.

(b) Reformation to Comply with Exchange Act Rules.  To the extent the Committee determines that a grant or other transaction by a Section 16 Person should comply with applicable provisions of Rule 16b-3 (except for transactions exempted under alternative Exchange Act rules), the Committee shall take such actions as necessary to make such grant or other transaction so comply, and if any provision of this Plan or any Award Agreement relating to a given Award does not comply with the requirements of Rule 16b-3 as then applicable to any such grant or transaction, such provision will be construed or deemed amended, if the Committee so determines, to the extent necessary to conform to the then applicable requirements of Rule 16b-3.

(c) Rule 16b-3 Administration.  Any function relating to a Section 16 Person shall be performed solely by the Committee if necessary to ensure compliance with applicable requirements of Rule 16b-3, to the extent the Committee determines that such compliance is desired.  Each member of the Committee or person acting on behalf of the Committee shall be entitled to, in good faith, rely or act upon any report or other information furnished to him by any officer, manager or other employee of the Company or any Affiliate, the Company’s independent certified public accountants or any executive compensation consultant or attorney or other professional retained by the Company to assist in the administration of the Plan.

5.10 Deferral of Award Payouts.  The Committee may permit a Grantee to defer, or if and to the extent specified in an Award Agreement require the Grantee to defer, receipt of the payment of cash or the delivery of Shares that would otherwise be due by virtue of the exercise of an Option, the lapse or waiver of restrictions with respect to Restricted Shares, the satisfaction of any requirements or goals with respect to Performance Units or Performance Shares, the lapse or waiver of the deferral period for Deferred Stock, or the lapse or waiver of restrictions with respect to Other Stock-Based Awards.  If any such deferral is required or permitted, the Committee shall, in its sole discretion, establish rules and procedures for such payment deferrals.  Except as otherwise provided in an Award Agreement, any payment or any Shares that are subject to such deferral shall be made or delivered to the Grantee as specified in the Award Agreement or pursuant to the Grantee’s deferral election.

Article 6.
Stock Options

6.1 Grant of Options.

(a) Subject to and consistent with the provisions of the Plan, Options may be granted to any Eligible Person in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee.

(b) In addition, if and the extent permitted by the Committee, an Eligible Person may elect (an “Option Election”) at such times and in accordance with such rules and procedures adopted by the Committee, to receive all or any portion of his salary and/or bonus (including any cash Award payable under this Plan) in the form of an Award of Options having a fair market value (as determined by the Committee using a Black-Scholes option pricing model or similar option pricing model, applied on the basis of such risk-free interest rate, expected option life, volatility, average stock price, and other applicable parameters, or formula therefor, as the Committee in its sole discretion deems appropriate) equal to the amount of salary and/or bonus subject to such Option Election.

6.2 Award Agreement.  Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the Option Term (not to exceed ten (10) years from its Grant Date), the number of Shares to which the Option pertains, the time or times at which such Option shall be exercisable and such other provisions as the Committee shall determine.

6.3 Option Price.  The Option Price of an Option under this Plan shall be determined in the sole discretion of the Committee, but in no case shall the Option Price be less than 100% of the Fair Market Value of a Share on the Grant Date.  Subject to the adjustment allowed under Section 4.3, neither the Committee nor the Board shall have the authority or discretion to change the Option Price of any outstanding Option.

6.4 Grant of Incentive Stock Options.  At the time of the grant of any Option, the Committee may in its discretion designate that such Option shall be made subject to additional restrictions to permit it to qualify as an Incentive Stock Option.  Any Option designated as an Incentive Stock Option:

(a) shall be granted only to an employee of the Company or a Subsidiary Corporation (as defined below);

(b) shall have an Option Price of not less than 100% of the Fair Market Value of a Share on the Grant Date, and, if granted to a person who owns capital stock (including stock treated as owned under Section 424(d) of the Code) possessing more than 10% of the total combined voting power of all classes of capital stock of the Company or any Subsidiary Corporation (a “10% Owner”), have an Option Price not less than 110% of the Fair Market Value of a Share on its Grant Date;

(c) shall have an Option Term of not more than ten (10) years (five years if the Grantee is a 10% Owner) from its Grant Date, and shall be subject to earlier termination as provided herein or in the applicable Award Agreement;

(d) shall not have an aggregate Fair Market Value (as of the Grant Date) of the Shares with respect to which Incentive Stock Options (whether granted under the Plan or any other stock option plan of the Grantee’s employer or any parent or Subsidiary Corporation (“Other Plans”)) are exercisable for the first time by such Grantee during any calendar year (“Current Grant”), determined in accordance with the provisions of Section 422 of the Code, which exceeds $100,000 (the “$100,000 Limit”);

(e) shall, if the aggregate Fair Market Value of the Shares (determined on the Grant Date) with respect to the Current Grant and all Incentive Stock Options previously granted under the Plan and any Other Plans which are exercisable for the first time during a calendar year (“Prior Grants”) would exceed the $100,000 Limit, be, as to the portion in excess of the $100,000 Limit, exercisable as a separate option that is not an Incentive Stock Option at such date or dates as are provided in the Current Grant;

(f) shall require the Grantee to notify the Committee of any disposition of any Shares delivered pursuant to the exercise of the Incentive Stock Option under the circumstances described in Section 421(b) of the Code (relating to holding periods and certain disqualifying dispositions) (“Disqualifying Disposition”), within 10 days of such a Disqualifying Disposition;

(g) shall by its terms not be assignable or transferable other than by will or the laws of descent and distribution and may be exercised, during the Grantee’s lifetime, only by the Grantee; provided, however, that the Grantee may, to the extent provided in the Plan in any manner specified by the Committee, designate in writing a beneficiary to exercise his or her Incentive Stock Option after the Grantee’s death; and

(h) shall, if such Option nevertheless fails to meet the foregoing requirements, or otherwise fails to meet the requirements of Section 422 of the Code for an Incentive Stock Option, be treated for all purposes of this Plan, except as otherwise provided in subsections (d) and (e) above, as an Option that is not an Incentive Stock Option.

For purposes of this Section 6.4, “Subsidiary Corporation” means a corporation other than the Company in an unbroken chain of corporations beginning with the Company if, at the time of granting the Option, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.  Notwithstanding the foregoing and Section 3.2, the Committee may, without the consent of the Grantee, at any time before the exercise of an Option (whether or not an Incentive Stock Option), take any action necessary to prevent such Option from being treated as an Incentive Stock Option.

6.5 Payment.  Except as otherwise provided by the Committee in an Award Agreement, Options shall be exercised by the delivery of a written notice of exercise to the Company, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares made by any one or more of the following means:

(a) cash, personal check or wire transfer;

(b) Mature Shares, valued at their Fair Market Value on the date of exercise;

(c) with the approval of the Committee, Restricted Shares held by the Grantee for at least six months prior to the exercise of the Option, each such share valued at the Fair Market Value of a Share on the date of exercise; or

(d) subject to applicable law (including the prohibited loan provisions of Section 402 of the Sarbanes-Oxley Act of 2002), through the sale of the Shares acquired on exercise of the Option through a broker-dealer to whom the Grantee has submitted an irrevocable notice of exercise and irrevocable instructions to deliver promptly to the Company the amount of sale or loan proceeds sufficient to pay for such Shares, together with, if requested by the Company, the amount of federal, state, local or foreign withholding taxes payable by Grantee by reason of such exercise.

The Committee may in its discretion specify that, if any Restricted Shares (“Tendered Restricted Shares”) are used to pay the Option Price, (x) all the Shares acquired on exercise of the Option shall be subject to the same restrictions as the Tendered Restricted Shares, determined as of the date of exercise of the Option, or (y) a number of Shares acquired on exercise of the Option equal to the number of Tendered Restricted Shares shall be subject to the same restrictions as the Tendered Restricted Shares, determined as of the date of exercise of the Option.

At the discretion of the Committee and subject to applicable law (including the prohibited loan provisions of Section 402 of the Sarbanes-Oxley Act of 2002), the Company may loan a Grantee all or any portion of the amount payable by the Grantee to the Company upon exercise of the Option.

Article 7.
Stock Appreciation Rights

7.1 Issuance.  Subject to and consistent with the provisions of the Plan, the Committee, at any time and from time to time, may grant SARs to any Eligible Person either alone or in addition to other Awards granted under the Plan.  Such SARs may, but need not, be granted in connection with a specific Option granted under Article 6.  Any SAR related to a non-qualified Option (i.e., an Option that is not intended to be an Incentive Stock Option) may be granted at the same time such Option is granted or at any time thereafter before exercise or expiration of such Option.  Any SAR related to an Incentive Stock Option must be granted at the same time such Option is granted.  The Committee may impose such conditions or restrictions on the exercise of any SAR as it shall deem appropriate.

7.2 Award Agreements.  Each SAR grant shall be evidenced by an Award Agreement in such form as the Committee may approve and shall contain such terms and conditions not inconsistent with other provisions of the Plan as shall be determined from time to time by the Committee; provided that no SAR grant shall have a term of more than ten (10) years from the date of grant of the SAR.

7.3 Grant Price.  The grant price of a SAR shall be determined by the Committee in its sole discretion; provided that the grant price shall not be less than the lesser of 100% of the Fair Market Value of a Share on the date of the grant of the SAR, or the Option Price under the non-qualified Option to which the SAR relates.

7.4 Exercise and Payment.  Upon the exercise of SARs, the Grantee shall be entitled to receive the value thereof.  The Fair Market Value of a Share on the date of exercise of SARs shall be determined in the same manner as the Fair Market Value of a Share on the date of grant of an Option is determined.  SARs shall be deemed exercised on the date written notice of exercise in a form acceptable to the Committee is received by the Secretary of the Company.  Unless the Award Agreement provides otherwise or reserves to the Committee or the Grantee or both the right to defer payment, the Company shall make payment in respect of any SAR within five (5) days of the date the SAR is exercised.  Any payment by the Company in respect of a SAR may be made in cash, Shares, other property, or any combination thereof, as the Committee, in its sole discretion, shall determine.

7.5 Grant Limitations.  The Committee may at any time impose any other limitations upon the exercise of SARs which, in the Committee's sole discretion, are necessary or desirable in order for Grantees to qualify for an exemption from Section 16(b) of the Exchange Act.

Article 8.
Restricted Shares

8.1 Grant of Restricted Shares.  Subject to and consistent with the provisions of the Plan, the Committee, at any time and from time to time, may grant Restricted Shares to any Eligible Person in such amounts as the Committee shall determine.

8.2 Award Agreement.  Each grant of Restricted Shares shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction, the number of Restricted Shares granted, and such other provisions as the Committee shall determine.  The Committee may impose such conditions and/or restrictions on any Restricted Shares granted pursuant to the Plan as it may deem advisable, including restrictions based upon the achievement of specific performance goals, time-based restrictions on vesting following the attainment of the performance goals, and/or restrictions under applicable securities laws.

8.3 Consideration for Restricted Shares.  The Committee shall determine the amount, if any, that a Grantee shall pay for Restricted Shares.

8.4 Effect of Forfeiture.  If Restricted Shares are forfeited, and if the Grantee was required to pay for such shares or acquired such Restricted Shares upon the exercise of an Option, the Grantee shall be deemed to have resold such Restricted Shares to the Company at a price equal to the lesser of (x) the amount paid by the Grantee for such Restricted Shares, or (y) the Fair Market Value of a Share on the date of such forfeiture.  The Company shall pay to the Grantee the deemed sale price as soon as is administratively practical.  Such Restricted Shares shall cease to be outstanding, and shall no longer confer on the Grantee thereof any rights as a stockholder of the Company, from and after the date of the event causing the forfeiture, whether or not the Grantee accepts the Company’s tender of payment for such Restricted Shares.

8.5 Escrow; Legends.  The Committee may provide that the certificates for any Restricted Shares (x) shall be held (together with a stock power executed in blank by the Grantee) in escrow by the Secretary of the Company until such Restricted Shares become nonforfeitable or are forfeited and/or (y) shall bear an appropriate legend restricting the transfer of such Restricted Shares under the Plan.  If any Restricted Shares become nonforfeitable, the Company shall cause certificates for such shares to be delivered without such legend.

Article 9.
Performance Units and Performance Shares

9.1 Grant of Performance Units and Performance Shares.  Subject to and consistent with the provisions of the Plan, Performance Units or Performance Shares may be granted to any Eligible Person in such amounts and upon such terms, and at any time and from time to time, as shall be determined by the Committee.

9.2 Value/Performance Goals.  The Committee shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units or Performance Shares that will be paid to the Grantee.  With respect to Covered Employees and to the extent the Committee deems it appropriate to comply with Section 162(m) of the Code, all performance goals shall be objective Performance Measures satisfying the requirements for the Performance-Based Exception, and shall be set by the Committee within the time period prescribed by Section 162(m) of the Code and related regulations.

(a) Performance Unit.  Each Performance Unit shall have an initial value that is established by the Committee at the time of grant.

(b) Performance Share.  Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the date of grant.

9.3 Earning of Performance Units and Performance Shares.  After the applicable Performance Period has ended, the holder of Performance Units or Performance Shares shall be entitled to payment based on the level of achievement of performance goals set by the Committee.  If a Performance Unit or Performance Share Award is intended to comply with the Performance-Based Exception, the Committee shall certify the level of achievement of the performance goals in writing before the Award is settled.

At the discretion of the Committee, the settlement of Performance Units or Performance Shares may be in cash, Shares of equivalent value, or in some combination thereof, as set forth in the Award Agreement.

If a Grantee is promoted, demoted or transferred to a different business unit of the Company during a Performance Period, then, to the extent the Committee determines that the Award, the performance goals, or the Performance Period are no longer appropriate, the Committee may adjust, change, eliminate or cancel the Award, the performance goals, or the applicable Performance Period, as it deems appropriate in order to make them appropriate and comparable to the initial Award, the performance goals, or the Performance Period.

At the discretion of the Committee, a Grantee may be entitled to receive any dividends or Dividend Equivalents declared with respect to Shares deliverable in connection with grants of Performance Units or Performance Shares which have been earned, but not yet delivered to the Grantee.

Article 10.
Deferred Stock

10.1 Grant of Deferred Stock.

(a) Subject to and consistent with the provisions of the Plan, the Committee, at any time and from time to time, may grant Deferred Stock to any Eligible Person, in such amount and upon such terms as the Committee shall determine, including to the extent permitted by the Committee grants at the election of a Grantee to convert Shares to be acquired upon Option exercise, upon lapse of restrictions on Restricted Shares, or vesting of Performance Shares, into such Deferred Stock.

(b) In addition, if and the extent permitted by the Committee, an Eligible Person may elect (a “Deferral Election”) at such times and in accordance with such rules and procedures adopted by the Committee, to receive all or any portion of his salary and/or bonus (including any cash Award payable under this Plan) in the form of a number of shares of Deferred Stock equal to the quotient of the amount of salary and/or cash bonus to be paid in the form of Deferred Stock divided by the Fair Market Value of a Share on the date such salary or bonus would otherwise be paid in cash.

10.2 Delivery and Limitations.  Delivery of Shares will occur upon expiration of the deferral period specified for the Award of Deferred Stock by the Committee.  In addition, an Award of Deferred Stock shall be subject to such limitations as the Committee may impose, which limitations may lapse at the expiration of the deferral period or at other specified times, separately or in combination, in installments or otherwise, as the Committee shall determine at the time of grant or thereafter. Unless and only to the extent that the Committee shall provide otherwise in the Award Agreement, a Grantee awarded Deferred Stock will have no voting rights but will have the rights to receive Dividend Equivalents in respect of Deferred Stock, which Dividend Equivalents shall be deemed reinvested in additional Shares of Deferred Stock unless the Committee determines in its sole discretion to make payment of Dividend Equivalents in cash.

Article 11.
Dividend Equivalents

The Committee is authorized to grant Awards of Dividend Equivalents alone or in conjunction with other Awards.  The Committee may provide that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Shares or additional Awards or otherwise reinvested.

Article 12.
Other Stock-Based Awards

The Committee is authorized, subject to limitations under applicable law, to grant such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, as deemed by the Committee to be consistent with the purposes of the Plan including Shares awarded which are not subject to any restrictions or conditions, convertible or exchangeable debt securities or other rights convertible or exchangeable into Shares, and Awards valued by reference to the value of securities of or the performance of specified Affiliates.  Subject to and consistent with the provisions of the Plan, the Committee shall determine the terms and conditions of such Awards.  Except as provided by the Committee, Shares delivered pursuant to a purchase right granted under this Article 12 shall be purchased for such consideration, paid for by such methods and in such forms, including cash, Shares, outstanding Awards or other property, as the Committee shall determine.

Article 13.
Amendment, Modification, and Termination

13.1 Amendment, Modification, and Termination.  Subject to Section 13.2, the Board may, at any time and from time to time, alter, amend, suspend, discontinue or terminate the Plan in whole or in part without the approval of the Parent’s shareholders, except that (a) any amendment or alteration shall be subject to the approval of the Parent’s shareholders if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Shares may then be listed or quoted, and (b) the Board may otherwise, in its discretion, determine to submit other such amendments or alterations to stockholders for approval.

Notwithstanding any provision in this Plan, formal approval of the shareholders of Parent shall be required for the following Plan amendments:

A.	Any increase in the number of shares reserved for issuance under the Plan or Plan maximum;
B.
Any creation under the Plan of any other form of incentive (other than the Class B-Series 3 shares of the Company) such as options, stock appreciation rights, performance units, performance shares, deferred stock, dividend equivalents and other stock-based awards;

C.	(if options are ever approved) a reduction in exercise price or cancellation and reissue of options or other entitlements;

D.	(if options are ever approved) any amendment that extends the term of options beyond the original expiry;
E.
Amendments to eligible participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation;

F.	(if options are ever approved) any amendment which would permit options granted under the Plan to be transferable or assignable other than for normal estate settlement purposes; and
G.	Any amendments to this plan amendment provision as set out in this Section 13.1 of the Plan.

13.2 Awards Previously Granted.  Except as otherwise specifically permitted in the Plan or an Award Agreement, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Grantee of such Award; provided that the consent of the Grantee shall not be required for any amendment that is necessary or advisable (as determined by the Committee) to carry out the purpose of the Award as a result of any new applicable law or change in an existing applicable law.

Article 14.
Withholding

14.1 Required Withholding.

(a) The Committee in its sole discretion may provide that when taxes are to be withheld in connection with the exercise of an Option, or upon the lapse of restrictions on Restricted Shares, or upon the transfer of Deferred Stock, or upon payment of any other benefit or right under this Plan (the date on which such exercise occurs or such restrictions lapse or such payment of any other benefit or right occurs hereinafter referred to as the “Tax Date”), the Grantee may elect to make payment for the withholding of federal, state and local taxes, including Social Security and Medicare (“FICA”) taxes by one or a combination of the following methods:

(i) payment of an amount in cash equal to the amount to be withheld;

(ii) delivering part or all of the amount to be withheld in the form of Mature Shares valued at their Fair Market Value on the Tax Date;

(iii) requesting the Company to withhold from those Shares that would otherwise be received upon exercise of the Option, upon the lapse of restrictions on Restricted Stock, or upon the transfer of Deferred Stock, a number of Shares having a Fair Market Value on the Tax Date equal to the amount to be withheld; or

(iv) withholding from any compensation otherwise due to the Grantee.

The Committee in its sole discretion may provide that the maximum amount of tax withholding upon exercise of an Option to be satisfied by withholding Shares upon exercise of such Option pursuant to clause (iii) above shall not exceed the minimum amount of taxes, including FICA taxes, required to be withheld under federal, state and local law.  An election by Grantee under this subsection is irrevocable.  Any fractional share amount and any additional withholding not paid by the withholding or surrender of Shares or delivery of Mature Shares must be paid in cash.  If no timely election is made, the Grantee must deliver cash to satisfy all tax withholding requirements.

(b) Any Grantee who makes a Disqualifying Disposition (as defined in Section 6.4(f)) or an election under Section 83(b) of the Code shall remit to the Company an amount sufficient to satisfy all resulting tax withholding requirements in the same manner as set forth in subsection (a).

14.2 Notification under Code Section 83(b).  If the Grantee, in connection with the exercise of any Option, or the grant of Restricted Shares, makes the election permitted under Section 83(b) of the Code to include in such Grantee’s gross income in the year of transfer the amounts specified in Section 83(b) of the Code, then such Grantee shall notify the Company of such election within 10 days of filing the notice of the election with the Internal Revenue Service, in addition to any filing and notification required pursuant to regulations issued under Section 83(b) of the Code.  The Committee may, in connection with the grant of an Award or at any time thereafter, prohibit a Grantee from making the election described above.

Article 15.
Additional Provisions

15.1 Successors.  All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise of all or substantially all of the business and/or assets of the Company.

15.2 Gender and Number.  Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular and the singular shall include the plural.

15.3 Severability.  If any part of the Plan is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any other part of the Plan.  Any Section or part of a Section so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

15.4 Requirements of Law.  The granting of Awards and the delivery of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.  Notwithstanding any provision of the Plan or any Award, Grantees shall not be entitled to exercise, or receive benefits under, any Award, and the Company (and any Affiliate) shall not be obligated to deliver any Shares or deliver benefits to a Grantee, if such exercise or delivery would constitute a violation by the Grantee or the Company of any applicable law or regulation.

15.5 Securities Law Compliance.

(a) If the Committee deems it necessary to comply with any applicable securities law, or the requirements of any stock exchange upon which Shares may be listed, the Committee may impose any restriction on Awards or Shares acquired pursuant to Awards under the Plan as it may deem advisable.  All certificates for Shares delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the SEC, any stock exchange upon which Shares are then listed, any applicable securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.  If so requested by the Company, the Grantee shall make a written representation to the Company that he or she will not sell or offer to sell any Shares unless a registration statement shall be in effect with respect to such Shares under the Securities Act of 1993, as amended, and any applicable state securities law or unless he or she shall have furnished to the Company, in form and substance satisfactory to the Company, that such registration is not required.

(b) If the Committee determines that the exercise or nonforfeitability of, or delivery of benefits pursuant to, any Award would violate any applicable provision of securities laws or the listing requirements of any national securities exchange or national market system on which are listed any of the Company’s equity securities, then the Committee may postpone any such exercise, nonforfeitability or delivery, as applicable, but the Company shall use all reasonable efforts to cause such exercise, nonforfeitability or delivery to comply with all such provisions at the earliest practicable date.

15.6 Code Section 409A.  Notwithstanding any provision in this Plan to the contrary, no Grantee of any Award:

(a) Shall receive such Award in any form;

(b) Have an election to “defer compensation” or further “defer compensation” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”); or

(c) Receive payment of any compensation that is deemed “deferred compensation” subject to Code Section 409A,

if such Award, election or receipt of compensation would result in the Grantee being subject to any additional taxes under Code Section 409A.

15.7 No Rights as a Stockholder.  No Grantee shall have any rights as a stockholder of the Company with respect to the Shares (other than Restricted Shares) which may be deliverable upon exercise or payment of such Award until such Shares have been delivered to him or her.  Restricted Shares, whether held by a Grantee or in escrow by the Secretary of the Company, shall confer on the Grantee all rights of a stockholder of the Company, except as otherwise provided in the Plan or Award Agreement.  At the time of a grant of Restricted Shares, the Committee may require the payment of cash dividends thereon to be deferred and, if the Committee so determines, reinvested in additional Restricted Shares.  Stock dividends and deferred cash dividends issued with respect to Restricted Shares shall be subject to the same restrictions and other terms as apply to the Restricted Shares with respect to which such dividends are issued.  The Committee may in its discretion provide for payment of interest on deferred cash dividends.

15.8 Nature of Payments.  Unless otherwise specified in the Award Agreement, Awards shall be special incentive payments to the Grantee and shall not be taken into account in computing the amount of salary or compensation of the Grantee for purposes of determining any pension, retirement, death or other benefit under (a) any pension, retirement, profit-sharing, bonus, insurance or other employee benefit plan of the Company or any Affiliate, except as such plan shall otherwise expressly provide, or (b) any agreement between (i) the Company or any Affiliate and (ii) the Grantee, except as such agreement shall otherwise expressly provide.

15.9 Non-Exclusivity of Plan.  Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other compensatory arrangements for employees as it may deem desirable.

15.10 Governing Law.  The Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Delaware, other than its laws respecting choice of law.

15.11 Share Certificates.  All certificates for Shares delivered under the terms of the Plan shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under federal or state securities laws, rules and regulations thereunder, and the rules of any national securities laws, rules and regulations thereunder, and the rules of any national securities exchange or automated quotation system on which Shares are listed or quoted.  The Committee may cause a legend or legends to be placed on any such certificates to make appropriate reference to such restrictions or any other restrictions or limitations that may be applicable to Shares.  In addition, during any period in which Awards or Shares are subject to restrictions or limitations under the terms of the Plan or any Award Agreement, or during any period during which delivery or receipt of an Award or Shares has been deferred by the Committee or a Grantee, the Committee may require any Grantee to enter into an agreement providing that certificates representing Shares deliverable or delivered pursuant to an Award shall remain in the physical custody of the Company or such other person as the Committee may designate.

15.12 Unfunded Status of Awards; Creation of Trusts.  The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation.  With respect to any payments not yet made to a Grantee pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give any such Grantee any rights that are greater than those of a general creditor of the Company; provided, however, that the Committee may authorize the creation of trusts or make other arrangements to meet the Company’s obligations under the Plan to deliver cash, Shares or other property pursuant to any Award which trusts or other arrangements shall be consistent with the “unfunded” status of the Plan unless the Committee otherwise determines.

15.13 Affiliation.  Nothing in the Plan or an Award Agreement shall interfere with or limit in any way the right of the Company or any Affiliate to terminate any Grantee’s employment or consulting contract at any time, nor confer upon any Grantee the right to continue in the employ of or as an officer of or as a consultant to the Company or any Affiliate.

15.14 Participation.  No employee or officer shall have the right to be selected to receive an Award under this Plan or, having been so selected, to be selected to receive a future Award.

15.15 Military Service.  Awards shall be administered in accordance with Section 414(u) of the Code and the Uniformed Services Employment and Reemployment Rights Act of 1994.

15.16 Construction.  The following rules of construction will apply to the Plan:  (a) the word “or” is disjunctive but not necessarily exclusive, and (b) words in the singular include the plural, words in the plural include the singular, and words in the neuter gender include the masculine and feminine genders and words in the masculine or feminine gender include the other neuter genders.

15.17 Headings.  The headings of articles and sections are included solely for convenience of reference, and if there is any conflict between such headings and the text of this Plan, the text shall control.

15.18 Obligations.  Unless otherwise specified in the Award Agreement, the obligation to deliver, pay or transfer any amount of money or other property pursuant to Awards under this Plan shall be the sole obligation of a Grantee’s employer; provided that the obligation to deliver or transfer any Shares pursuant to Awards under this Plan shall be the sole obligation of the Company.